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CIBT Establishes GLN Partnership with Beijing Language and Culture University

February 22nd, 2012 CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT Group”) is pleased to announce that it has signed a Memorandum of Understanding (“MOU”) with the Beijing Language and Culture University (“BLCU”) to establish a Global Learning Network Center (“GLN Center”) with interactive video conferencing technology within the BLCU Beijing campus. According to the Beijing Times newspaper, the research institution of Renmin University China ranked BLCU as the 44th best university in China in 2010. Among other prestigious recognitions, BLCU was also named the most popular university among international students in mainland China.

Details are available at: http://exchange.blcu.edu.cn/en/cn/about_us/select.aspx?Basic_ClassID=175&NewsID=369

The programs to be delivered include hospitality programs which are exclusively licensed to CIBT Group in China by the American Hotel Lodging Association Educational Institute, and language programs developed by King George International College., a wholly owned subsidiary of CIBT Group. Programs will be taught through interactive video conference technology from Vancouver, Canada as well as traditional face to face instruction at the BLCU Beijing campus. The MOU further provides for the transfer of students to CIBT Group’s schools in Canada, including KGIC and Sprott-Shaw Degree College.

“This unique partnership with BLCU once again demonstrates our vision of educating international students with advanced educational contents developed in North America while creating bridging opportunities for these students to start their study in China, complemented by advancing their study and internship in Canada,” commented Toby Chu, President and CEO, Vice Chairman of CIBT.  “We are also pleased with the rapid deployment of the GLN Centers, and the number of new academic partners joining our Global Learning Network.  It is important to note that these new academic partners joining our network are well established, fully accredited public institutions with substantial credibility and reputation.  On January 18th 2012, CIBT announced the completion of our GLN Center at Guangzhou University, another tier 1 university in China.  These academic partners and their reputations will certainly reinforce our future recruitment efforts and enhance the integrity of our business model.”

About Beijing Language and Culture University:

Beijing Language and Culture University was established in 1962 and is the only university in China that focuses on recruiting international students to its campus in Beijing, China. Among universities that specialize in Chinese language and culture, BLCU is the largest, with the longest history and most well qualified faculty. Since its foundation, BLCU has trained over 120,000 foreign students from 176 countries. They have more than 700 teachers and approximately 300 of them are professors involved in research. Currently BLCU has 23 bachelor’s programs, 28 master’s programs and 15 Ph.D programs.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Educational Institute (AHL-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu

Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:

Some statements in this news release contain forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to the statement in this news release as to expected operations of the Beijing Language and Culture University GLN Center, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.